SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 13, 2024

Charter Communications, Inc.
CCO Holdings, LLC

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

001-33664	84-1496755
001-37789	86-1067239
(Commission File Number)	(I.R.S. Employer Identification Number)

400 Washington Blvd.
Stamford, Connecticut 06902
(Address of principal executive offices, including zip code)

(203) 905-7801
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $.001 Par Value	CHTR	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 7.01. REGULATION FD DISCLOSURE.

As previously disclosed, on November 12, 2024, Charter Communications, Inc., a Delaware corporation (“Charter”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Charter, Liberty Broadband Corporation, a Delaware corporation (“Liberty Broadband”), Fusion Merger Sub 1, LLC, a single member Delaware limited liability company and a wholly owned subsidiary of Charter (“Merger LLC”), and Fusion Merger Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC (“Merger Sub”).  The Merger Agreement provides for, among other things and subject to the satisfaction or waiver of certain specified conditions set forth therein, (i) the merger of Merger Sub with and into Liberty Broadband (the “Merger”), with Liberty Broadband surviving the Merger as a wholly owned subsidiary of Merger LLC, and (ii) immediately following the Merger, the merger of Liberty Broadband (as the surviving corporation in the Merger) with and into Merger LLC (the “Upstream Merger”, and together with the Merger, the “Combination”), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of Charter.

Charter is filing this Current Report on Form 8-K to provide certain pro forma financial information regarding the Combination as of and for the nine months ended September 30, 2024 and for the year ended December 31, 2023. The unaudited pro forma condensed combined financial statements as of and for the nine months ended September 30, 2024 and for the year ended December 31, 2023 are intended to reflect the impact of the Combination on the consolidated financial statements of Charter as if the Combination had occurred as of September 30, 2024 for the unaudited pro forma condensed combined balance sheet and as of January 1, 2023 for the unaudited pro forma condensed combined statements of operations. We believe our presentation of this pro forma financial information provides investors with greater transparency and supplemental data relating to the pro forma financial position and results of operations of Charter based on the historical financial statements and accounting records of Charter and Liberty Broadband and the related significant pro forma transaction accounting adjustments. This pro forma financial information is provided to Charter stockholders solely for informational purposes.

The information provided under Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is being furnished and is not deemed to be “filed” with the Securities and Exchange Commission (the “SEC”) for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section and is not incorporated by reference into any filing of Charter or CCO Holdings, LLC under the Securities Act or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to this Current Report on Form 8-K in such a filing.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits

Exhibit	Description

99.1
Unaudited pro forma condensed combined financial statements of Charter Communications, Inc. as of and for the nine months ended September 30, 2024 and for the year ended December 31, 2023, and the accompanying notes thereto.

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

Cautionary Note Regarding Forward Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, regarding, among other things, the proposed transaction between Charter and Liberty Broadband. Although we believe that our plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation: (i) the effect of the announcement of the proposed transaction on the ability of Charter and Liberty Broadband to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (ii) the timing of the proposed transaction; (iii) the ability to satisfy closing conditions to the completion of the proposed transaction (including stockholder and regulatory approvals); (iv) the possibility that the transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (v) the ability of Liberty Broadband to consummate the spin-off of its GCI business; (vi) litigation relating to the proposed transaction; (vii) other risks related to the completion of the proposed transaction and actions related thereto; and (viii) the factors described under “Risk Factors” from time to time in Charter’s and Liberty Broadband’s filings with the SEC.  Many of the forward-looking statements contained in this communication may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “initiatives,” “seek,” “would,” “could,” “continue,” “ongoing,” “upside,” “increases,” “grow,” “focused on” and “potential,” among others.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Charter nor Liberty Broadband assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Additional Information

Charter intends to file a registration statement on Form S-4 with the SEC to register the shares of Charter Class A common stock and Charter Series A cumulative redeemable preferred stock that will be issued to Liberty Broadband stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Charter and Liberty Broadband that will also constitute a prospectus of Charter. Investors and security holders of Charter and Liberty Broadband are urged to read the registration statement, joint proxy statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Charter and Liberty Broadband, as applicable.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Charter or Liberty Broadband through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Charter or Liberty Broadband at:

Charter Communications, Inc.	Liberty Broadband Corporation
400 Washington Blvd. Stamford, CT 06902 Attention: Investor Relations Telephone: (203) 905-7801	12300 Liberty Boulevard, Englewood, Colorado 80112 Attention: Investor Relations Telephone: (720) 875-5700

Participants in Solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Charter, Liberty Broadband and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.

Charter anticipates that the following individuals will be participants (the “Charter Participants”) in the solicitation of proxies from holders of Charter common stock in connection with the proposed transaction: Eric L. Zinterhofer, Non-Executive Chairman of the Charter Board, W. Lance Conn, Kim C. Goodman, Gregory B. Maffei, John D. Markley, Jr., David C. Merritt, James E. Meyer, Steven A. Miron, Balan Nair, Michael A. Newhouse, Mauricio Ramos and Carolyn J. Slaski, all of whom are members of the Charter Board, Christopher L. Winfrey, President, Chief Executive Officer and Director, Jessica M. Fischer, Chief Financial Officer, and Kevin D. Howard, Executive Vice President, Chief Accounting Officer and Controller.  Information about the Charter Participants, including a description of their direct or indirect interests, by security holdings or otherwise, and Charter’s transactions with related persons is set forth in the sections entitled “Proposal No. 1: Election of Directors”, “Compensation Committee Interlocks and Insider Participation”, “Compensation Discussion and Analysis”, “Certain Beneficial Owners of Charter Class A Common Stock”, “Certain Relationships and Related Transactions”, “Proposal No. 2: Increase the Number of Shares in 2019 Stock Incentive Plan”, “Pay Versus Performance” and “CEO Pay Ratio” contained in Charter’s definitive proxy statement for its 2024 annual meeting of shareholders, which was filed with the SEC on March 14, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1091667/000119312524067965/d534477ddef14a.htm) and other documents subsequently filed by Charter with the SEC. To the extent holdings of Charter stock by the directors and executive officers of Charter have changed from the amounts of Charter stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Liberty Broadband anticipates that the following individuals will be participants (the “Liberty Broadband Participants”) in the solicitation of proxies from holders of shares of Liberty Broadband Series A common stock, Liberty Broadband Series B common stock and Liberty Broadband Series A cumulative redeemable preferred stock in connection with the proposed transaction: John C. Malone, Chairman of the Liberty Broadband Board, Gregg L. Engles, Julie D. Frist, Richard R. Green, Sue Ann R. Hamilton, J. David Wargo and John E. Welsh III, all of whom are members of the Liberty Broadband Board, Gregory B. Maffei, Liberty Broadband’s President, Chief Executive Officer and Director, and Brian J. Wendling, Liberty Broadband’s Chief Accounting Officer and Principal Financial Officer. Information regarding the Liberty Broadband Participants, including a description of their direct or indirect interests, by security holdings or otherwise, and Liberty Broadband’s transactions with related persons is set forth in the sections entitled “Proposal 1 – The Election of Directors Proposal”, “Director Compensation”, “Proposal 3 – The Incentive Plan Proposal”, “Proposal 4 – The Say-On-Pay Proposal”, “Executive Officers”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management—Security Ownership of Management” and “Certain Relationships and Related Party Transactions” contained in Liberty Broadband’s definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 25, 2024 (which is available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/1611983/000110465924051479/tm242809d6_def14a.htm) and other documents subsequently filed by Liberty Broadband with the SEC.  To the extent holdings of Liberty Broadband stock by the directors and executive officers of Liberty Broadband have changed from the amounts of Liberty Broadband stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 or amendments to beneficial ownership reports on Schedules 13D filed with the SEC. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, each of Charter Communications, Inc. and CCO Holdings, LLC has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTER COMMUNICATIONS, INC.
Registrant

	By:	/s/ Kevin D. Howard
Kevin D. Howard
Date: December 13, 2024		Executive Vice President, Chief Accounting Officer and Controller

CCO Holdings, LLC
Registrant

	By:	/s/ Kevin D. Howard
Kevin D. Howard
Date: December 13, 2024		Executive Vice President, Chief Accounting Officer and Controller

Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The accompanying unaudited pro forma condensed combined financial statements as of and for the nine months ended September 30, 2024 and for the year ended December 31, 2023 are intended to reflect the impact of the Merger Transaction (as defined below) on the consolidated financial statements of Charter Communications Inc. (“Charter”), as if the Merger Transaction had occurred as of September 30, 2024 for the unaudited pro forma condensed combined balance sheet and as of January 1, 2023 for the unaudited pro forma condensed combined statements of operations.  The accompanying unaudited pro forma financial statements present the pro forma financial position and results of operations of Charter based on the historical financial statements and accounting records of Charter and Liberty Broadband Corporation (“Liberty Broadband”) and the related significant pro forma transaction accounting adjustments as described in the accompanying notes. The transaction accounting adjustments are intended to reflect the U.S. GAAP accounting to illustrate the effects of the Merger Transaction on Charter’s historical financial statements.

Merger Transaction

On November 12, 2024, Charter, Liberty Broadband, Fusion Merger Sub 1, LLC, a wholly owned subsidiary of Charter, and Fusion Merger Sub 2, Inc., a wholly owned subsidiary of Fusion Merger Sub 1, LLC, entered into an Agreement and Plan of Merger (as it may be amended or supplemented from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions set forth therein, Charter will acquire Liberty Broadband through the merger of Fusion Merger Sub 2, Inc. with and into Liberty Broadband (the “merger”), with Liberty Broadband surviving the merger and becoming an indirect wholly owned subsidiary of Charter.  Immediately following the merger, Liberty Broadband, as the surviving corporation of the merger, will merge with and into Fusion Merger Sub 1, LLC (the “upstream merger” and together with the merger, the “Merger Transaction”), with Fusion Merger Sub 1, LLC surviving the upstream merger as a wholly owned subsidiary of Charter.

At the effective time of the merger (the “effective time”):

•
each share of (i) Liberty Broadband Series A common stock, par value $0.01 per share (“Liberty Broadband Series A common stock”), (ii) Liberty Broadband Series B common stock, par value $0.01 per share (“Liberty Broadband Series B common stock”), and (iii) Liberty Broadband Series C common stock, par value $0.01 per share (“Liberty Broadband Series C common stock” and together with the Liberty Broadband Series A common stock and the Liberty Broadband Series B common stock, the “Liberty Broadband common stock”), in each case, issued and outstanding immediately prior to the effective time (other than certain excluded shares as set forth in the Merger Agreement) will be converted into the right to receive 0.236 of a validly issued, fully paid and nonassessable share of Charter Class A common stock, par value $0.001 per share (“Charter Class A common stock”); and

•
each share of Liberty Broadband Series A cumulative redeemable preferred stock, par value $0.01 per share (“Liberty Broadband preferred stock”), issued and outstanding immediately prior to the effective time (other than excluded treasury shares as set forth in the Merger Agreement) will be converted into the right to receive one share of newly issued Charter Series A cumulative redeemable preferred stock, par value $0.001 per share (“Charter preferred stock”). The Charter preferred stock will have substantially identical terms to the Liberty Broadband preferred stock, including a mandatory redemption date of March 8, 2039.

Liberty Broadband’s principal assets currently consist of approximately 45.6 million shares of Charter Class A common stock and its subsidiary GCI, LLC, which is comprised of one operating entity, GCI Holdings, LLC (collectively, “GCI”), Alaska’s largest communications provider.  Pursuant to the Merger Agreement, Liberty Broadband has agreed to spin off its GCI business by way of a distribution to the stockholders of Liberty Broadband prior to the closing of the Merger Transaction.  The GCI distribution is expected to be taxable to Liberty Broadband and its stockholders, with Charter bearing the corporate level tax liability upon completion of the combination.  However, to the extent such corporate level tax liability exceeds $420 million, Charter will be entitled under a tax receivables agreement to the portion of the tax benefits realized by GCI corresponding to such excess.  The companies currently expect the Merger Transaction to close on June 30, 2027, unless otherwise agreed, subject to the completion of the GCI spin-off and other customary closing conditions.

As a result of the Merger Transaction, Charter expects to retire the approximately 45.6 million shares of Charter Class A common stock currently owned by Liberty Broadband and to issue approximately 34.0 million shares of Charter Class A common stock to holders of Liberty Broadband common stock at the closing, resulting in a net decrease of approximately 11.5 million shares of Charter Class A common stock outstanding. Liberty Broadband has existing debt of $2.6 billion (excluding debt at GCI) that will be repaid prior to closing or assumed by Charter, and $180 million in aggregate liquidation preference of Liberty Broadband preferred stock that will be converted into an equal amount of Charter preferred stock in the Merger Transaction.

Basis of Presentation

The unaudited pro forma financial statements are based on (i) the unaudited consolidated financial statements of Charter Communications, Inc. as of and for the nine months ended September 30, 2024 contained in Charter’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2024, (ii) the unaudited consolidated financial statements of Liberty Broadband Corporation as of and for the nine months ended September 30, 2024 contained in Liberty Broadband’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024, (iii) the audited consolidated financial statements of Charter Communications, Inc. as of and for the year ended December 31, 2023 contained in Charter’s Annual Report on Form 10-K filed with the SEC on February 2, 2024, and (iv) the audited consolidated financial statements of Liberty Broadband Corporation as of and for the year ended December 31, 2023 contained in Liberty’s Annual Report on Form 10-K filed with the SEC on February 16, 2024.

The unaudited pro forma financial statements set forth below include the significant transaction accounting adjustments for the following components of the Merger Transaction:

•	Spin-off of GCI from Liberty Broadband;

•	Charter’s stock acquisition of Liberty Broadband;

•	Treasury stock repurchase of shares of Charter Class A common stock held by Liberty Broadband; and

•	Asset acquisition of remaining assets owned by Liberty Broadband.

The unaudited pro forma financial statements are provided for illustrative purposes only and are based on available information and assumptions that Charter believes are reasonable and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Charter would have been had the Merger Transaction occurred on the dates indicated, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the pro forma financial statements.  The assumptions underlying the pro forma adjustments are described in greater detail in the accompanying notes to the unaudited pro forma condensed combined financial statements.

 UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2024
(dollars in millions)

	Charter (Historical)	Liberty Broadband (Historical)	GCI Spin Adjustments Note 1(a)	Merger Transaction Accounting Adjustments			Liberty Broadband Pro Forma As Adjusted			Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$721	$168	$(47)	$(121)	1(b	)	$—			$721
Accounts receivable	3,067	186	(176)	—			10	1(g	)	3,077
Prepaid expenses and other current assets	704	63	(58)	—			5	1(g	)	709
Total current assets	4,492	417	(281)	(121)			15			4,507

INVESTMENT IN CABLE PROPERTIES:
Property, plant and equipment, net	41,846	1,131	(1,131)	—			—			41,846
Customer relationships, net	1,148	352	(352)	—			—			1,148
Franchises	67,455	550	(550)	—			—			67,455
Goodwill	29,668	755	(755)	—			—			29,668
Total investment in cable properties, net	140,117	2,788	(2,788)	—			—			140,117

OTHER NONCURRENT ASSETS	4,762	13,098	(249)	(12,760)	1(c	)	89	1(g	)	4,851

Total assets	$149,371	$16,303	$(3,318)	$(12,881)			$104			$149,475
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, accrued and other current liabilities	$11,362	$198	$(181)	$—			$17	1(g	)	$11,379
Current portion of long-term debt	1,798	3	(3)	—			—			1,798
Total current liabilities	13,160	201	(184)	—			17			13,177

LONG-TERM DEBT	93,517	3,709	(1,043)	375	1(b	)	3,041	1(b	)	96,558
EQUIPMENT INSTALLMENT PLAN FINANCING FACILITY	998	—	—	—			—			998
DEFERRED INCOME TAXES	18,983	2,342	(354)	(1,988)	1(d	)	—			18,983
OTHER LONG-TERM LIABILITIES	4,659	513	(312)	(29)	1(e	)	172	1(e	)	4,831

SHAREHOLDERS’ EQUITY:
Controlling interests	14,099	9,520	(1,407)	(11,239)	1(f	)	(3,126)			10,973
Noncontrolling interests	3,955	18	(18)	—			—			3,955
Total shareholders’ equity	18,054	9,538	(1,425)	(11,239)			(3,126)			14,928

Total liabilities and shareholders’ equity	$149,371	$16,303	$(3,318)	$(12,881)			$104			$149,475

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Information”

 UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2024
(dollars and weighted average shares outstanding in millions, except per share amounts)

	Charter (Historical)	Liberty Broadband (Historical)	GCI Spin Adjustments Note 1(a)	Merger Transaction Accounting Adjustments			Liberty Broadband Pro Forma As Adjusted			Pro Forma Combined
REVENUES	$41,159	$753	$(753)	$—			$—			$41,159

COSTS AND EXPENSES:
Operating costs and expenses (exclusive of items shown separately below)	24,863	517	(488)	(29)	2(a	)	—			24,863
Depreciation and amortization	6,505	157	(157)	—			—			6,505
Other operating (income) expenses, net	62	—	—	—			—			62
	31,430	674	(645)	(29)			—			31,430
Income from operations	9,729	79	(108)	29			—			9,729

OTHER INCOME (EXPENSES):
Interest expense, net	(3,955)	(149)	36	(42)			(155)	2(b	)	(4,110)
Other expenses, net	(318)	813	(4)	(809)	2(c	)	—			(318)
	(4,273)	664	32	(851)			(155)			(4,428)

Income before income taxes	5,456	743	(76)	(822)			(155)			5,301
Income tax expense	(1,279)	(165)	21	183			39	2(d	)	(1,240)
Consolidated net income	4,177	578	(55)	(639)			(116)			4,061
Less: Net income attributable to noncontrolling interests	(560)	—	—	—			—			(560)
Net income attributable to Charter shareholders	$3,617	$578	$(55)	$(639)			$(116)			$3,501

EARNINGS PER COMMON SHARE:
Basic	$25.23							2(e	)	$26.46
Diluted	$24.86							2(e	)	$26.04
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	143							2(e	)	132
Diluted	145							2(e	)	134

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Information”

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2023
(dollars and weighted average shares outstanding in millions, except per share amounts)

	Charter (Historical)	Liberty Broadband (Historical)	GCI Spin Adjustments Note 1(a)	Merger Transaction Accounting Adjustments			Liberty Broadband Pro Forma As Adjusted			Pro Forma Combined
REVENUES	$54,607	$981	$(981)	$—			$—			$54,607

COSTS AND EXPENSES:
Operating costs and expenses (exclusive of items shown separately below)	33,405	678	(639)	(39)	2(a	)	—			33,405
Depreciation and amortization	8,696	230	(230)	—			—			8,696
Other operating (income) expenses, net	(53)	—	—	—			—			(53)
	42,048	908	(869)	(39)			—			42,048
Income from operations	12,559	73	(112)	39			—			12,559

OTHER INCOME (EXPENSES):
Interest expense, net	(5,188)	(206)	51	(45)			(200)	2(b	)	(5,388)
Other expenses, net	(517)	1,021	(4)	(1,017)	2(c	)	—			(517)
	(5,705)	815	47	(1,062)			(200)			(5,905)

Income before income taxes	6,854	888	(65)	(1,023)			(200)			6,654
Income tax expense	(1,593)	(200)	25	225			50	2(d	)	(1,543)
Consolidated net income	5,261	688	(40)	(798)			(150)			5,111
Less: Net income attributable to noncontrolling interests	(704)	—	—	—			—			(704)
Net income attributable to Charter shareholders	$4,557	$688	$(40)	$(798)			$(150)			$4,407

EARNINGS PER COMMON SHARE:
Basic	$30.54							2(e	)	$32.15
Diluted	$29.99							2(e	)	$31.52
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	149							2(e	)	137
Diluted	152							2(e	)	140

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Information”

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1.  Merger Transaction Pro Forma Balance Sheet Adjustments

The unaudited pro forma condensed combined balance sheet has been prepared based on Charter’s historical balance sheet as of September 30, 2024 adjusted to reflect the Merger Transaction including the acquisition of Liberty Broadband following the GCI divestiture, resulting in Charter’s effective repurchase of Liberty Broadband’s principal asset consisting of 45.6 million shares of Charter Class A common stock to be accounted for by Charter as a treasury stock transaction.  Charter will record the treasury stock transaction at cost based on the fair value of the Merger Consideration (as defined below on a pro forma basis).  Charter will account for any remaining assets owned by Liberty Broadband as asset acquisitions at fair value, as the set of remaining assets and liabilities do not constitute a business.

Although the Merger Transaction contemplates a June 30, 2027 close in an all-stock transaction, the pro forma for the Merger Transaction as of September 30, 2024 assumes Charter makes a cash settlement for Liberty Broadband’s long-term debt and is included in the Merger Consideration.  The Merger Consideration does not include future repayments (or borrowings) of long-term debt through June 30, 2027 that may occur from proceeds received from Charter on future Charter stock repurchases or payments made for ongoing Liberty Broadband corporate level costs.

The table below presents the Merger Consideration for pro forma purposes:

(in millions, except exchange ratio, outstanding shares, and price per share data)
Liberty Broadband Series A common stock	18,236,186
Liberty Broadband Series B common stock	2,022,532
Liberty Broadband Series C common stock	122,589,320
Restricted stock units[1]	424,520
Stock options as converted under treasury stock method	605,328
Equivalent shares of Liberty Broadband common stock	143,877,886
Exchange Ratio	0.236x
Equivalent shares of Charter Class A common stock	33,955,181
Charter Class A common stock closing price per share	$324.08
Fair value of Charter Class A common stock issued	$11,004
Fair value of Charter cumulative redeemable preferred stock issued	172
Cash settlement to repay Liberty Broadband’s long-term debt and costs directly related to the Merger Transaction	3,041
Total Merger Consideration	$14,217

[1]
For pro forma purposes, the maximum number of restricted stock units are included as equivalent shares.  However, pursuant to the Merger Agreement, each outstanding Liberty Broadband equity award held by a GCI employee or an employee who is otherwise primarily dedicated to the GCI business will be converted entirely into an award with respect to GCI spinco stock with the same terms and conditions as the original Liberty Broadband award, using a ratio based on Liberty Broadband’s and GCI spinco’s stock prices.

The table below presents the allocation of the Merger Consideration for pro forma purposes:

(dollars in millions)
Charter treasury stock repurchase at cost	$14,130
Other assets, net of liabilities assumed in Merger Transaction	87
Total Merger Consideration	$14,217

Fair value of Liberty Broadband’s 45.6 million shares of Charter Class A common stock using Charter’s publicly traded closing price per share of $324.08 as of September 30, 2024 is valued at $14.8 billion.  Charter’s treasury stock pro forma repurchase price of $14.1 billion obtained in the Merger Transaction is approximately a 5% discount from the $14.8 billion fair value of Charter Class A common stock as of September 30, 2024.  Charter currently intends to retire the repurchased treasury stock and collapse the treasury stock balance into additional paid in capital.

The following summarizes the pro forma balance sheet adjustments relating to the Merger Transaction.

(a)
GCI spin adjustments contemplate the removal of assets, liabilities, equity, revenues, and expenses of GCI as of and for the periods presented as a condition to the completion of the Merger Transaction.  The GCI divestiture is expected to be taxable to Liberty Broadband. See (b) for the pro forma assumption that Charter would make settlement at close of $420 million to pay capital gains tax on GCI spin.

(b)
Pro forma assumptions for long-term debt includes borrowings under Charter’s revolving credit facility and cash and cash equivalents assumed from Liberty Broadband used to repay Liberty Broadband’s long-term debt and to make cash settlements directly related to the Merger Transaction.  Liberty Broadband long-term debt redemption excludes GCI debt included in the GCI spin. Debt redemption price used for pro forma purposes is based on the fair value amounts disclosed in Liberty Broadband’s September 30, 2024 financial statement footnotes.

(dollars in millions)
Sources:
Borrowings under Charter’s revolving credit facility	$3,041
Cash and cash equivalents assumed from Liberty Broadband	121
$3,162
Uses:
Cash settlement of Liberty Broadband long-term debt (excluding GCI debt)	$2,666
Cash settlement of Liberty Broadband employee and non-employee director cash awards	13
Capital gains tax on GCI spin	420
Merger Transaction costs including advisor fees	63
$3,162

(c)
Pro forma adjustment of $12.8 billion to reduce other noncurrent assets represents the removal of Liberty Broadband’s equity method investment in Charter Class A common stock which will be accounted for as a treasury stock buyback transaction.

(d)
Pro forma adjustment to reduce deferred tax liabilities of $2.0 billion reflects the removal of Liberty Broadband’s deferred taxes, primarily comprised of the deferred tax liability for Liberty Broadband’s excess book basis on its equity method investment in Charter Class A common stock which is collapsed into equity in connection with the treasury stock repurchase.  Although the Merger Transaction contemplates Charter acquiring Liberty Broadband under a stock acquisition resulting in carryover basis of tax attributes, the remaining deferred tax assets are expected to be utilized by Liberty Broadband to partially offset the taxable income in the spin of GCI and not carry over under Charter’s ownership.

(e)
Pro forma adjustments to reduce the carrying value of Liberty Broadband preferred stock by $29 million to record $172 million fair value for Charter preferred stock.  Charter preferred stock will be exchanged with holders of Liberty Broadband preferred stock and will substantially mirror the current terms of the Liberty Broadband preferred stock, including the $180 million aggregate liquidation preference plus all unpaid dividends, to be redeemed in 2039.  Fair value of Charter preferred stock of $172 million is used for pro forma purposes based on fair value amount disclosed in Liberty Broadband’s September 30, 2024 financial statement footnotes as a proxy for fair value of Charter preferred stock.

(f)	Pro forma adjustments to controlling interest of shareholders’ equity reflects the following:

(dollars in millions)
Elimination of legacy Liberty Broadband historical shareholder’s equity (excluding GCI equity)	$(8,113)
Issuance of Charter Class A common stock to Liberty Broadband shareholders	11,004
Charter treasury stock repurchase at cost	(14,130)
$(11,239)

(g)
In addition to the treasury stock repurchase, the Merger Transaction also contemplates Charter acquiring various Liberty Broadband assets, net of liabilities, aggregating to $87 million.  For pro forma purposes, Charter uses the carrying values from Liberty Broadband’s September 30, 2024 balance sheet as a proxy for fair values.  Charter will account for these transactions as asset acquisitions, since the set of remaining assets and liabilities do not constitute a business.

Note 2.  Merger Transaction Pro Forma Statement of Operations Adjustments

The following summarizes the pro forma statement of operations adjustments relating to the Merger Transaction.

(a)
Pro forma adjustment to reduce operating costs and expenses by $29 million and $39 million for the nine months ended September 30, 2024 and year ended December 31, 2023, respectively, represents the elimination of stock compensation and general and administrative expenses at corporate level of Liberty Broadband. General and administrative expense include legal fees, audit fees, allocated service overhead costs from Liberty Media and personnel related costs. Following the close of the Merger Transaction, these costs will not be incurred by Charter.

(b)
Pro forma interest expense excludes legacy interest expense on Liberty Broadband long-term debt, but includes  interest expense of $145 million and $187 million for the nine months ended September 30, 2024 and year ended December 31, 2023, respectively, for borrowings under Charter’s credit facility for cash settlement made directly related to the Merger Transaction assuming a pro forma transaction closing on January 1, 2023, and interest expense of $10 million and $13 million, respectively, in accrued dividends on Charter’s preferred stock since instrument is accounted for as a liability given that it is mandatory redeemable in 2039.

(c)
Pro forma adjustment to reduce other expenses, net by $809 million and $1.0 billion for the nine months ended September 30, 2024 and year ended December 31, 2023, respectively, primarily represents the elimination of Liberty Broadband’s share of equity earnings and loss on dilution of Charter equity method investment and the elimination of realized and unrealized gains on exchangeable indentures.  Following the close of the Merger Transaction, these costs will not be incurred by Charter.

(d)
Pro forma income tax benefit excludes Liberty Broadband income taxes, but includes $39 million and $50 million for the nine months ended September 30, 2024 and year ended December 31, 2023, respectively, representing recognition of income tax benefit on interest expense using an estimated statutory tax rate of 25%. The estimated statutory tax rate used for the unaudited pro forma condensed combined financial information will likely vary from the actual effective tax rates in periods as of and subsequent to the completion of the Merger Transaction.

(e)
The following table sets forth the computation of pro forma basic and diluted earnings per share for the nine months ended September 30, 2024 and year ended December 31, 2023. All per share amounts are calculated using whole numbers; minor differences may exist due to rounding.

(in millions, except per share data)	Nine Months Ended September 30, 2024	Year Ended December 31, 2023
Numerator:
Pro forma net income attributable to common stock	$3,501	$4,407

Denominator:
Historical Charter weighted average shares outstanding (basic)	143	149
Pro forma shares of Charter Class A common stock to be issued to Liberty Broadband stockholders pursuant to the Merger Transaction[1]	35	35
Less: Historical Charter weighted average shares outstanding owned by Liberty Broadband	(46)	(47)
Pro forma weighted average shares outstanding (basic)	132	137

Historical Charter weighted average shares outstanding (diluted)	145	152
Pro forma shares of Charter Class A common stock to be issued to Liberty Broadband stockholders pursuant to the Merger Transaction[1]	35	35
Less: Historical Charter weighted average shares outstanding owned by Liberty Broadband	(46)	(47)
Pro forma weighted average shares outstanding (diluted)	134	140

Pro forma net income per share attributable to common stock:
Basic	$26.46	$32.15
Diluted	$26.04	$31.52

[1]
The pro forma earnings per share calculation in the condensed combined statement of operations assumes the Merger Transaction closed as of January 1, 2023 and Liberty Broadband shares outstanding at January 1, 2023 were used to determine the above proforma shares of Charter Class A common stock issued to include in the denominator.